Exhibit 99.1

Sierra Metals Reports Positive Results from an Expanded Drilling Program at the Santa Rosa De Lima Zone, at its Cusi Silver Mine in Mexico

•	This second phase drill program (14,000 meters, 22 holes) further confirms and expands the previous drill results at the Santa Rosa de Lima zone providing Sierra with confirmation of a new potential future silver resource.
•	Average grade of infill drilling intercepts is 343 grams of equivalent silver per tonne. Average true width of the intercepts is 3.62 meters which is consistent with the prior results reported in the wider grid drilling campaign.
•	Step out drilling extends silver mineralization beyond the Santa Rosa de Lima Zone with similar high-grade characteristics to 1.7 kilometers from the current 1.0-kilometer length, all within the 12-kilometer structure that runs inside Sierra Metals property boundary.
•	Total drill program on the zone amounts to (29,500 meters) and this data will be incorporated in a new mineral resource for the Cusi Mine by year end.

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Drill hole highlights include:

	Ag (gpt)	Pb (%)	Zn (%)	Au (gpt)	EqAg (gpt)	Real Width
Hole 33:	287	0.10	0.10	0.00	295	over 3.8m
Hole 47:	401	0.13	0.19	0.20	414	over 4.5m
Hole 50:	205	2.40	3.15	0.00	424	over 4.0m
Hole 51:	465	0.54	0.33	0.00	498	over 13.8m
Hole 54:	172	5.35	5.15	0.00	580	over 4.7m

TORONTO, Aug. 29, 2017 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") today announced results from the expanded drilling program completed at the Santa Rosa de Lima zone located adjacent to current operations within the Cusihuiriachic ("Cusi") property, Chihuahua state, Mexico. The completion of this drilling program will now provide the necessary data to update the past mineral resource report and provide the Company with potential future mineable resources.

Infill drilling results are summarized in Table 1 below.

"The updated drilling program results not only confirm the existence of high-grade silver mineralization but also allows Sierra Metals the opportunity of upgrading this material into a mineral resource.  It is important to note that the Santa Rosa de Lima zone is already accessible by our existing mine infrastructure which will allow for inclusion of this material into the mine plan in the near future. The assay results will be included in an updated mineral resource estimate for the Cusi mine which is expected to be released by year end" stated Alonso Lujan, Vice President Exploration at Sierra Metals. "Intercepts such as those returned in Holes 47, 50 and 51 are common in high-grade epithermal deposits. Additionally, there is further potential to expand the exploration success to depth and along strike at the Santa Rosa de Lima zone as well as other zones including the San Rafael Vein, San Nicolas Vein and the Bordo Fault. We look forward to further potential discoveries as we continue to explore the Cusi Mine district."

Igor Gonzales, President and CEO of Sierra Metals commented: "The discovery and exploration of the Santa Rosa de Lima zone is an important advance in uncovering Cusi's silver asset value. It confirms the existence of a high-grade silver deposit that will contribute to the growth of the Cusi Mine and to higher silver revenues for Sierra Metals." He continued, "The Santa Rosa de Lima zone has the potential to transform the current operations at the Cusi Mine and offers even greater potential going forward, as the positive exploration results in our step out drilling campaign have demonstrated.  Currently, we have ramped down to the zone and are now planning and developing for the inclusion of this ore in the mine plan at Cusi."

Cusi Mine Geology

The Cusi mine district encompasses 11,657 hectares over range of elevation of 1,950 to 2,460 metres above sea level in the Sierra Madre Occidental Mountain Range. It is the result of one of largest volcanic events in the world that occurred between the Cretaceous and the Tertiary periods. The Sierra Madre Occidental is formed by two volcanics groups. Upper Volcanic Complex and Lower Volcanic Complex.

The Sierra Madre Occidental is one of the largest known epithermal precious metal metallogenic provinces and is host to well-known gold and silver producing mining districts, including: Concheño, Ocampo, Bacis, Tayoltita, Topia, Guanacevi, La Cienega, Mulatos El Sauzal and Pinos Altos.

The Cusi Mine district is located in the Lower Volcanic Complex, where subvolcanic rocks are closely related to the mineralization. The current operation is being developed in secondary veins with a preferred Northeast-Southwest arrangement. The Santa Rosa de Lima zone has no clear evidence of surface hydrothermalism although it has been identified for a length of 12 kilometers within Sierra Metals concessions or property boundaries. The Santa Rosa de Lima zone has an extensive relationship with the structural trend where Sunshine Silver Mine's Los Gatos Project is located 90 kilometers to the Southeast.

The mineralization at the Santa Rosa de Lima zone is located approximately 200 meters below the surface, and can occasionally be observed at surface in the intersections of veins like Promontorio and Santa Edwiges.

Table 1.1 Results from the drill program

N° Hole	Internal Control	Real Width (m)	Au g/t	Ag g/t	Pb %	Zn %	EQAg g/t
DC17B721	31	1.10	-	128	0.13	0.27	144
DC17B722	32	1.65	-	117	0.08	0.10	124
DC17B723	34	2.90	-	168	0.31	0.44	198
DC17B725	36	0.40	-	14	0.54	1.53	99
DC17B726	38	3.50	-	213	0.14	0.21	227
DC17B729	33	3.80	-	287	0.10	0.10	295
DC17B731	41	4.50	-	176	0.14	0.16	188
DC17B740	42	6.25	-	440	0.14	0.16	452
DC17B741	35	2.50	-	128	0.28	0.14	144
DC17B742	44	1.50	-	71	0.24	0.25	90
DC17B743	47	4.50	-	401	0.13	0.19	414
DC17B744	39	9.15	-	243	0.24	0.15	258
DC17B745	49	1.40	-	110	0.24	0.48	139
DC17B747	62	0.85	-	90	0.11	0.12	99
DC17B748	50	4.00	-	205	2.40	3.15	424
DC17B749	63	1.55	-	31	1.56	0.63	112
DC17B750	51	13.85	-	465	0.54	0.33	498
DC17B751	57	0.90	-	181	0.89	1.61	281
DC17B752	54	4.70	-	172	5.35	5.15	580
DC17B753	59	0.90	-	112	0.75	1.44	200

Samples were dried, crushed and pulverized by ALS Chemex in Chihuahua City, samples pulp were shipped by ALS Chemex to their laboratory in Vancouver, Canada.

Figure 1 shows a plan map of the Cusi area.  Figure 2 shows the distribution of the drilling executed at the Santa Rosa de Lima zone.  Figure 3 shows a cross section in which several veins has been identified.

Qualified Persons

The technical content of this news release has been reviewed and approved by Gordon Babcock P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP(Geologist) and Vice President of Corporate Planning is a Qualified Person (Geologist) and chartered professional qualifying as a competent person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP(Metallurgist) and Consultant to Sierra Metals is a Qualified Person (Metallurgist) and chartered professional qualifying as a competent person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Alonso Lujan, V.P., Exploration, Sierra Metals Inc., +(51) 630-3100, +(52) 614-4260211; Igor Gonzales, President & CEO, Sierra Metals Inc., +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 29-AUG-17